EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Income to Fixed Charges

	Years Ended December 31,
(Dollars in millions)	2005	2004	2003	2002	2001
Income:
Income from continuing operations before provision for income tax	$232	$183	$91	$35	$178
Fixed charges	359	350	358	322	250
Income from continuing operations before provision for income tax and fixed charges	$591	$533	$449	$357	$428

Fixed charges:
Interest expense	$359	$350	$358	$319	$244
Preferred stock dividend requirement (1)	–	–	–	3	6
	$359	$350	$358	$322	$250

Ratio of income from continuing operations before provision for income tax and fixed charges to fixed charges	1.6	1.5	1.3	1.1	1.7

(1)	Reflects a pre-tax basis.